SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 April 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 23 March 2026
99.2	Transaction in Own Shares dated 24 March 2026
99.3	Transaction in Own Shares dated 25 March 2026
99.4	Transaction in Own Shares dated 26 March 2026
99.5	Transaction in Own Shares dated 27 March 2026
99.6	Transaction in Own Shares dated 30 March 2026
99.7	Transaction in Own Shares dated 31 March 2026
99.8	Transaction in Own Shares dated 01 April 2026
99.9	Transaction in Own Shares dated 02 April 2026

Exhibit No: 99.1

23 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 20 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	20 March 2026

Aggregate number of ordinary shares purchased:	25,000

Lowest price paid per share:	$ 129.1500

Highest price paid per share:	$ 133.5500

Average price paid per share:	$ 131.0698

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,499,341 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5768X_1-2026-3-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

24 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 23 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	23 March 2026

Aggregate number of ordinary shares purchased:	28,162

Lowest price paid per share:	$ 127.0500

Highest price paid per share:	$ 133.2000

Average price paid per share:	$ 131.1090

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,471,179 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7796X_1-2026-3-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

25 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 24 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	24 March 2026

Aggregate number of ordinary shares purchased:	23,373

Lowest price paid per share:	$ 130.3000

Highest price paid per share:	$ 132.5500

Average price paid per share:	$ 131.6241

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,447,806 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9777X_1-2026-3-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

26 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 25 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	25 March 2026

Aggregate number of ordinary shares purchased:	30,000

Lowest price paid per share:	$ 132.1500

Highest price paid per share:	$ 135.0000

Average price paid per share:	$ 133.6307

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,417,806 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1657Y_1-2026-3-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

27 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 26 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	26 March 2026

Aggregate number of ordinary shares purchased:	26,132

Lowest price paid per share:	$ 131.9000

Highest price paid per share:	$ 133.6000

Average price paid per share:	$ 132.7615

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,391,674 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3486Y_1-2026-3-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

30 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 27 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	27 March 2026

Aggregate number of ordinary shares purchased:	46,000

Lowest price paid per share:	$ 129.4500

Highest price paid per share:	$ 131.1000

Average price paid per share:	$ 130.3164

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,345,674 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5291Y_1-2026-3-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

31 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 30 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	30 March 2026

Aggregate number of ordinary shares purchased:	7,700

Lowest price paid per share:	$ 127.7500

Highest price paid per share:	$ 130.1000

Average price paid per share:	$ 128.8603

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,337,974 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7102Y_1-2026-3-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

01 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 31 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	31 March 2026

Aggregate number of ordinary shares purchased:	39,000

Lowest price paid per share:	$ 128.9500

Highest price paid per share:	$ 131.0000

Average price paid per share:	$ 130.2379

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,298,974 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9388Y_1-2026-3-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

02 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 01 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	01 April 2026

Aggregate number of ordinary shares purchased:	7,500

Lowest price paid per share:	$ 131.9500

Highest price paid per share:	$ 135.0000

Average price paid per share:	$ 133.1836

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,291,474 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1530Z_1-2026-4-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	02 April 2026